

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2025

Heidy King-Jones
Chief Legal Officer and Corporate Secretary
Spyre Therapeutics, Inc.
221 Crescent Street
Building 23, Suite 105
Waltham, MA 02453

> **Re: Spyre Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 27, 2025**
> **File No. 333-285341**

Dear Heidy King-Jones:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Dickerson at 202-551-8013 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Branden C. Berns, Esq.